Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, WI 53204

March 12, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:  Tidal Trust III (the “Trust”)

File Nos. 333-221764, 811-23312

Request for Withdrawal of Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 60 (the “Amendment”) to the Trust’s Registration Statement Filed on Form N-1A, which was filed with the Securities and Exchange Commission (Accession No. (0001999371-24-011665) on September 9, 2024, for the purpose of registering shares of the NovaTide Flexible Allocation ETF (the “Fund”) as a new series of the Trust.

The Amendment was originally scheduled to become effective on November 23, 2024. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed for designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 78 (filed on November 22, 2024, Accession No.0001839882-24-040770);
●	Post-Effective Amendment No. 84 (filed on December 19, 2024, Accession No. 0001999371-24-015555);
●	Post-Effective Amendment No. 93 (filed on January 16, 2025, Accession No. 0001999371-25-000367); and
●	Post-Effective Amendment No. 100 (filed on February 13, 2025, Accession No. 0001999371-25-001582).

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments.

No securities were sold in connection with the Amendment or the Delaying Amendments. The Trust has determined not to proceed with the offering of this particular series of the Trust at this time.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC